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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 3)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                            R&G FINANCIAL CORPORATION
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                                (name of Issuer)


                              Class B Common Stock
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                         (Title of Class of Securities)


                                    749136107
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                                 (CUSIP Number)


                                 Victor J. Galan
                Chairman of the Board and Chief Executive Officer
                            R&G Financial Corporation
                           280 Jesus T. Pinero Avenue
                           San Juan, Puerto Rico 00918
                                 (787) 758-2424

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2001
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP NO. 749136107


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         (1)      NAME OF REPORTING PERSON

                  Victor Galan

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

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         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                                                 (a) [ ]
                                                                                                 (b) [X]

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         (3)      SEC USE ONLY

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         (4)      SOURCE OF FUNDS*  Not applicable.

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         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]

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         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION        Puerto Rico

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NUMBER OF                  (7)      SOLE VOTING POWER                  16,233,056
SHARES                     ------------------------------------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER                0
OWNED BY                   ------------------------------------------------------------------------------
EACH                       (9)      SOLE DISPOSITIVE POWER             16,233,056
REPORTING                  ------------------------------------------------------------------------------
PERSON WITH                (10)     SHARED DISPOSITIVE POWER           0

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         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED                  16,233,056
                  BY EACH REPORTING PERSON

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         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [  ]

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         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  52.6%

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         (14)     TYPE OF REPORTING PERSONAL*        IN



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                      * SEE INSTRUCTIONS BEFORE FILING OUT


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                  Sections 2(c) and 5 of Schedule 13D, as amended, for Mr.
Victor Galan are hereby amended in their entirety to read as set forth below. All other sections of the 13D filed by Mr. Galan on August 27, 1996, as amended by the filing on June 11, 1998 are incorporated by reference.

Item 2.           Identity and Background.

         (c) Mr. Galan is the Chairman of the Board and Chief Executive Officer of R&G Financial Corporation (the "Issuer").

Item 5.           Interest in Securities of the Issuer.

         (a) Prior to the exercise of an option granted by Mr. Galan to Mr. Ramon Prats referenced below and described in Amendment No. 1 to the
         Schedule 13D (the "Prats Option"), Mr. Galan beneficially owns 16,233,056 shares, par value $.01 per share, of the Issuer's Class A common stock, which may be exchanged for a like number of shares of Class B common stock of the Issuer at Mr. Galan's sole discretion. The Class B common stock is registered under the Securities Exchange Act of 1934, as amended. Mr. Galan's share holdings represent 52.6% of the 30,885,940 outstanding shares of common stock of the Issuer (this amount includes, in addition to Mr. Galan's Class A common stock, 14,652,884 shares of Class B common stock presently outstanding but excludes outstanding options granted by the Issuer to purchase shares of Class B common stock.)

                  The change in Mr. Galan's holdings since the filing of Amendment No. 1 to Schedule 13D reflects a 2:1 stock split distributed by the Issuer on June 25, 1998 and the sale by Mr. Galan of 2,000,000 shares of Class B common stock (which were converted from 2,000,000 shares of Class A common stock held by Mr. Galan) in conjunction with a public offering conducted by the Issuer which closed on June 27, 2001. Mr. Galan has also provided the Issuer's underwriters with a 30-day option (through July 27, 2001) to purchase up to an additional 300,000 shares of Class B common stock (after conversion of a like-amount of Mr. Galan's Class A common stock) solely to cover over-allotments in connection with the Issuer's public offering. On July 5, 2001, Mr. Galan sold 207,500 shares of Class B common stock to the underwriters pursuant to their partial exercise of their over-allotment option.

                  If and when Ramon Prats exercises the Prats Option, Mr. Galan would convert an equal number of his Class A common stock for delivery and sale to Mr. Prats. If the Prats Option is exercised by Mr. Prats with respect to all of the 180,000 shares of Class B common stock covered thereby, Mr. Galan would beneficially own 16,053,056 shares of Class A common stock, representing 52.0% of the aggregate outstanding amount of common stock of the Issuer.

         (b) Mr. Galan has sole voting and dispositive power with respect to 16,233,056 shares of Class A common stock. These shares have not been registered under the Securities Exchange Act of 1934 but are exchangeable into an equal number of shares of Class B common stock. As the holder of all of the issued and outstanding shares of Class A common stock, Mr. Galan is entitled to two votes per share, while the holders of Class B common stock are entitled to one vote per share. Mr. Galan thus holds 68.9% of the


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         voting power of the aggregate number of the outstanding shares of the
         Issuer's common stock.

                  (c) On June 27, 2001, Mr. Galan converted 2,000,000 shares of his Class A common stock into shares of Class B common stock which were sold at a price to the public of $15.00 per share ($14.175 per share net of underwriting discounts and commissions) in connection with a public offering conducted by the Issuer. An aggregate of 54,000 shares of such Class B common stock were sold for the account of Ana M. Armendariz, an officer and director of the Issuer, who exercised an option to acquire such shares from Mr. Galan for an exercise price of $4.02777 per share. Mr. Galan has also provided the Issuer's underwriters with a 30-day option (through July 27, 2001) to purchase up to an additional 300,000 shares of Class B common stock (after conversion of a like-amount of Mr. Galan's Class A common stock) solely to cover over-allotments in connection with the Issuer's public offerings, of which the underwriter purchased 207,500 shares on July 5, 2001 at a price to the public of $15.00 per share ($14.175 per share net of underwriting discounts and commissions).


         (d)      Not applicable.

         (e)      Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:            July 9, 2001.

                                                By:  /s/ Victor J. Galan
                                                   -----------------------------
                                                         Victor J. Galan


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